Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended November 30, 2011 and 2010

(Expressed in United States dollars – unaudited)

Reader’s Note:

These unaudited condensed interim consolidated financial statements for the six months ended November 30, 2011 and 2010 of Petaquilla Minerals Ltd. (the “Company”) have been prepared by management and have not been reviewed by the Company’s external auditors.

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars - unaudited)

	November 30,	May 31,
	2011	2011
		(Note 23)
	($)	($)

Assets
Current assets
Cash and cash equivalents	3,087,482	5,712,792
Short-term investments	355,000	200,000
Receivables, prepaids and other (Note 3)	3,124,936	1,969,158
Inventories (Note 4)	16,981,080	11,657,676
	23,548,498	19,539,626
Investments (Note 9)	2,300,000	2,400,000
Stockpile inventory (Note 4)	4,179,485	2,228,405
Other assets (Notes 5 and 6)	7,148,311	10,012,015
Mineral property, plant and equipment (Notes 6 and 7)	138,696,478	94,553,369

Total Assets	175,872,772	128,733,415

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 8 and 17)	37,607,466	30,318,558
Current portion of long-term debt (Note 9)	4,857,852	2,399,261
Current portion of other liabilities (Note 10)	1,351,423	1,424,290
Current portion of deferred revenue (Note 11)	10,765,566	9,246,437
	54,582,307	43,388,546
Long term debt (Note 9)	16,172,388	12,290,550
Accounts payable (Note 8)	300,000	1,866,667
Other liabilities (Note 10)	6,296,503	6,703,799
Share purchase warrants (Note 13)	7,607,123	11,064,020
Deferred revenue (Note 11)	27,374,719	33,390,472
Provision for closure and reclamation (Note 12)	10,339,101	9,630,851
	122,672,141	118,334,905
Shareholders’ equity
Equity attributed to shareholders of the Company	48,794,522	7,891,354
Equity attributed to non-controlling interests	4,406,109	2,507,156
	53,200,631	10,398,510
Total liabilities and shareholders’ equity	175,872,772	128,733,415

Commitments and contingences (Notes 18 and 20)
Subsequent events (Note 22)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars - unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
		(Note 23)		(Note 23)
	($)	($)	($)	($)

Revenues	25,310,502	17,371,378	51,487,402	32,099,389
Costs of operations
Production costs	(10,708,285)	(9,744,754)	(22,257,445)	(19,821,442)
Depreciation and depletion	(3,972,940)	(2,900,294)	(8,765,404)	(5,716,152)
	10,629,277	4,726,330	20,464,553	6,561,795
Expenses
General and administrative	3,492,388	2,822,324	5,457,893	4,803,926
Donations and community relations	639,618	43,075	984,549	73,467
Exploration and evaluation costs	2,824,101	2,351,318	4,195,759	4,676,289
Share-based payments (Note 13)	283,988	32,392	414,298	204,090
Other operating expenses	-	3,988,012	-	4,064,311
	(7,240,095)	(9,237,121)	(11,052,499)	(13,822,083)

Earnings (loss) from Operations	3,389,182	(4,510,791)	9,412,054	(7,260,288)

Finance expense, net (Note 14)	(151,103)	(418,748)	(312,021)	(600,526)
Non-operating expenses (Note 15)	5,658,973	(18,403,771)	4,766,417	(21,210,405)
	5,507,870	(18,822,519)	4,454,396	(21,810,931)

Net income (loss)	8,897,052	(23,333,310)	13,866,450	(29,071,219)
Net income (loss) attributed to:
Shareholders of the Company	6,778,221	(23,333,310)	11,967,497	(29,071,219)
Non-controlling interests	2,118,831	-	1,898,953	-

Comprehensive income (loss)	8,897,052	(23,333,310)	13,866,450	(29,071,219)
Comprehensive income (loss) attributed to:
Shareholders of the Company	6,778,221	(23,333,310)	11,967,497	(29,071,219)
Non-controlling interests	2,118,831	-	1,898,953	-

Basic earnings (loss) per share (Note 16)	0.03	(0.18)	0.06	(0.23)
Diluted earnings (loss) per share (Note 16)	0.03	(0.18)	0.06	(0.23)

Weighted average number of common shares outstanding - basic (Note 16)	215,865,927	127,176,855	196,043,789	126,230,783
Weighted average number of common shares outstanding - diluted (Note 16)	221,658,390	127,176,855	200,101,588	126,230,783

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of	Share	Treasury	Share-based	Share Purchase	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments	Warrants	Deficit	Shareholders	controlling
	Shares			reserve			of the	Interests
							Company
		($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2010 (Note 23)	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	(145,169,453)	(25,246,279)	-	(25,246,279)
Issue of shares on exercise of share options	387,500	147,693	-	-	-	-	147,693	-	147,693
Reclassification of grant date fair value on exercise of stock options	-	166,329	-	(166,329)	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	9,232,500	5,930,833	-	-	-	-	5,930,833	-	5,930,833
Reclassification of grant date fair value on exercise of share purchase warrants	-	5,826,994	-	-	-	-	5,826,994	-	5,826,994
Share-based payments	-	-	-	204,090	-	-	204,090	-	204,090
Net comprehensive loss	-	-	-	-	-	(29,071,219)	(29,071,219)	-	(29,071,219)

Balance at November 30, 2010 (Note 23)	134,901,951	114,607,144	(122,193)	16,228,686	1,319,147	(174,240,672)	(42,207,888)	-	(42,207,888)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of	Share	Treasury	Share-based	Share Purchase	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments	Warrants	Deficit	Shareholders	controlling
	Shares			reserve			of the	Interests
							Company
		($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	(148,563,397)	7,891,354	2,507,156	10,398,510
Issue of shares on acquisition of Iberian Resources Corp. (“Iberian”) (Note 6)	44,635,225	34,784,409	-	-	-	-	34,784,409	-	34,784,409
Issue of share options on acquisition of Iberian (Note 6)	-	-	-	1,905,969	-	-	1,905,969	-	1,905,969
Issue of share purchase warrants on acquisition of Iberian (Note 6)	-	-	-	-	785,974	-	785,974	-	785,974
Treasury shares on acquisition of Iberian (Note 6)	-	-	(8,634,926)	-	-	-	(8,634,926)	-	(8,634,926)
Issue of shares on exercise of share options	100,000	16,373	-	-	-	-	16,373	-	16,373
Reclassification of grant date fair value on exercise of stock options	-	50,107	-	(50,107)	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	354,867	65,050	-	-	-	-	65,050	-	65,050
Reclassification of grant date fair value on exercise of share purchase warrants	-	212,361	-	-	(212,361)	-	-	-	-
Treasury shares repurchased	-	-	(401,476)	-	-	-	(401,476)	-	(401,476)
Share-based payments	-	-	-	414,298	-	-	414,298	-	414,298
Net comprehensive income	-	-	-	-	-	13,866,450	11,967,497	1,898,953	13,866,450

Balance at November 30, 2011	221,519,593	175,949,526	(9,158,595)	19,104,758	2,001,889	(134,696,947)	48,794,522	4,406,109	53,200,631
(1) November 30, 2011 – 5,978,549 common shares (May 31, 2011 - 44,200 common shares)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars - unaudited)

	Six months	Six months
	ended	ended
	November 30,	November 30,
	2011	2010
	($)	($)
Cash flows from Operating Activities
Net comprehensive income (loss) for the period	13,866,450	(29,071,219)
Items not affecting cash:
Depreciation and depletion	8,765,404	5,716,152
Depreciation included in general and administrative expenses	156,736	172,220
Share-based payments	414,298	204,090
Loss from equity investment	485,104	-
Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla , attributed to non-controlling interest	(2,146,356)	-
Unrealized (gain) loss on secured notes and convertible secured notes	(161,060)	9,555,138
Unrealized (gain) loss on share purchase warrants	(3,456,898)	11,760,204
Finance expense, net	312,451	314,374
Other non-cash finance costs	179,865	-
Increase in community support obligation	174,332	-
Change in non-cash working capital (Note 19)	(4,255,380)	47,815,599
Finance expense paid	(341,005)	(151,572)
Finance income received	79,848	5,329

Net cash provided by operating activities	14,073,789	46,320,315

Cash flows from Financing Activities
Net proceeds from exercise of share options	81,423	6,078,526
Debt issuance costs	-	190,722
Payment of finance lease obligations	(1,481,983)	(1,991,881)
Repayment of long-term debt	(247,700)	(22,663)
Proceeds from line of credit	1,999,829	-
Repayment of secured notes	-	(39,950,000)

Net cash provided by (used in) financing activities	351,569	(35,695,296)

Cash flows from Investing Activities
Investment in Iberian, net	(104,153)	-
Increase in restricted cash	(425,964)	(440,669)
Purchase of investments	(55,000)	-
Advances to suppliers	(1,862,451)	(273,478)
Investment in mineral properties, plant & equipment	(14,201,624)	(7,532,486)
Repurchase of treasury shares	(401,476)	-

Net cash used in investing activities	(17,050,668)	(8,246,633)

Change in cash and cash equivalents	(2,625,310)	2,378,386
Cash and cash equivalents, beginning of period	5,712,792	4,625,649

Cash and cash equivalents, end of period	3,087,482	7,004,035
Supplemental cash flow information is contained in Note 19.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and other countries and its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. In addition, as of September 1, 2011 the Company has acquired 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Board of Directors of the Company believes that the operational results obtained during the first complete fiscal year of commercial production created the basis that will support the sustainability of the Company’s business.

The operating cash flow and profitability of the Company are affected by various factors including: the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of expenditures related to exploration activity, and labour costs. Cash flows and profitability may also be impacted should the business be disrupted based on environmentalist activities or political unrest. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its fiscal 2012 interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting (“IAS 34”) and IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”), and its interpretations. Subject to certain transition elections disclosed in Note 23, the accounting policies followed in these condensed interim consolidated financial statements for the six months ended November 30, 2011 are the same as those applied in the Company’s condensed interim consolidated financial statements for the three months ended August 31, 2011. The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 23 describes the effect of the transition to IFRS on the Company’s reported equity as at November 30, 2010 and comprehensive income for the three and six months ended November 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

The accounting policies applied in these interim consolidated financial statements are based on IFRS effective for the year ending May 31, 2012, as issued and outstanding as of January 15, 2012, the date the Audit Committee of the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending May 31, 2012 could result in restatements of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

These unaudited condensed interim consolidated financial statements do not contain all the information required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended May 31, 2011 prepared under Canadian GAAP, and the Company’s condensed interim consolidated financial statements for the three months ended August 31, 2011 prepared in accordance with IFRS applicable to interim consolidated financial statements. The interim results are not necessarily indicative of results for the full year.

3.	RECEIVABLES, PREPAIDS AND OTHER

	November 30,	May 31,
	2011	2011
	($)	($)

Receivables	1,264,776	460,324
Prepaids	1,429,537	1,138,977
Deferred transaction fees paid to Deutsche Bank (Note 11)	430,623	369,857

	3,124,936	1,969,158

4.	INVENTORIES

	November 30,	May 31,
	2011	2011
	($)	($)

Materials and supplies	2,751,494	3,170,929
Work-in-process	341,611	364,012
Finished goods	2,821,041	1,852,339
Stockpiled ore	15,246,419	8,498,801
	21,160,565	13,886,081
Less: Non-current stockpiled ore	(4,179,485)	(2,228,405)

	16,981,080	11,657,676

5.	OTHER ASSETS

	November 30,	May 31,
	2011	2011
	($)	($)

Restricted cash	681,055	255,091
Advances to suppliers	5,372,268	3,509,817
Investment in Iberian (Note 6)	-	4,911,488
Deferred transaction fees paid to Deutsche Bank (Note 11)	1,525,611	1,705,476
	7,578,934	10,381,872
Less: current portion
Deferred transaction fees paid to Deutsche Bank included in Receivables, prepaids and other	(430,623)	(369,857)

	7,148,311	10,012,015

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Restricted cash

The Company has restricted cash held in bank accounts and term deposits to guarantee credit cards and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.5% to 4.875%.

6.	ACQUISITION OF IBERIAN RESOURCES CORP.

At a special meeting of the Company’s shareholders held August 31, 2011, a majority of the Company’s shareholders authorized by way of an ordinary resolution the issuance by the Company of additional common shares required to effect the previously announced acquisition of Iberian Resources Corp. ("Iberian") (the "Acquisition"). The Company and Iberian have certain directors, officers and shareholders in common and accordingly the Acquisition is considered to be a related party transaction. Prior to the Acquisition, the Company’s 49% owned subsidiary, Azuero Mining Development, S.A. (“Azuero”), owned a 24.8% interest in Iberian which was presented in the consolidated financial statements under the equity accounting method (Note 5). On September 1, 2011 in connection with the Acquisition, the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60.

Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”).

The cost of the acquisition comprised of the fair value of Petaquilla shares issued, based on the issuance of 44,635,225 Petaquilla shares at CAD$0.76 per share for consideration of $34,784,409, 1,511,248 warrants, entitling holders to purchase 1,640,419 Petaquilla shares, with a fair value of $785,974, and 3,357,313 options, entitling holders to purchase 3,357,313 Petaquilla shares, with a fair value of $1,905,970 and $1,093,372 of transaction costs for a total cost of $38,569,725. The Company’s portion of the gain valued at $2,062,186 on exchanging Petaquilla shares for shares in Iberian held by Azuero is included in the transaction resulting in net purchase price of $36,507,539.

As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition has been accounted for as a purchase of assets. The difference between the purchase consideration and the adjusted book values of Iberian’s assets and liabilities has been assigned to “Mineral properties”.

The purchase price has been allocated as follows:

Purchase price
44,635,225 common shares of Petaquilla	$34,784,409
1,511,248 share purchase warrants entitling holders to purchase 1,640,419 Petaquilla shares	785,974
3,357,313 Iberian options entitling holders to purchase 3,357,313 Petaquilla shares	1,905,970
Gain attributable to Petaquilla on acquiring shares of Iberian from Azuero	(2,062,186)
Transaction costs	1,093,372

Total purchase price	$36,507,539

Allocation of purchase price
Net working capital	471,299
Mineral properties, plant and equipment	36,036,240

Net identifiable assets of Iberian	$36,507,539

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

The fair value of the Petaquilla common share purchase options and warrants was estimated as of September 1, 2011 using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	59%	72%
Risk-free interest rate	1.00%	1.00%
Expected life of options	1.09 years	1.83 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

The transaction also resulted in Azuero receiving 11,080,305 shares of Petaquilla in exchange for Iberian shares. These shares have been valued at $8,634,926 and presented as “treasury shares” in the condensed interim consolidated financial statements. Exchange of such shares for Azuero’s investment in Iberian resulted in an accounting gain of $4,208,542, of which $2,146,356, is attributed to non-controlling interest while the remaining gain of $2,062,186 representing Petaquilla’s 49% interest has been incorporated in the purchase price and deducted from the value of mineral properties acquired.

On November 17, 2011 the Company and the other shareholders of Azuero agreed to a future ownership by the other shareholders, of up to 70%, through the contribution of additional equity.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	November 30, 2011			May 31, 2011
		($)			($)
		Accumulated			Accumulated
		amortization	Net book		amortization	Net book
	Cost	and depletion	value	Cost	and depletion	value
Iberia properties
Acquisition costs	35,835,286	-	35,835,286	-	-	-
Land and equipment	151,528	1,805	149,723	-	-	-

Panama properties
Mining and plant equipment	106,049,583	34,582,392	71,467,191	95,233,797	28,164,022	67,069,775
Other facilities and equipment	19,224,339	3,096,262	16,128,077	15,597,693	2,158,002	13,439,691
Pre-stripping	8,542,146	1,685,544	6,856,602	6,494,870	671,152	5,823,718
Provision for closure and reclamation	9,557,422	1,297,823	8,259,599	8,977,337	757,152	8,220,185

	179,360,304	40,663,826	138,696,478	126,303,697	31,750,328	94,553,369

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Lomero-Poyatos Project – Spain

The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. The Company, through its wholly-owned Spanish affiliate, CRI, owns 100% of the Lomero-Poyatos Project.

The Company also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates SCA and Almada.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 30,	May 31,
	2011	2011
	($)	($)
Accounts payable	28,309,775	24,571,129
Accrued liabilities	426,320	876,720
Royalties payable	8,921,470	6,484,013
Miscellaneous	249,901	253,363
	37,907,466	32,185,225
Less: long-term portion
Accounts payable	(300,000)	(1,866,667)

	37,607,466	30,318,558

9.	LONG-TERM DEBT

	November 30,	May 31,
	2011	2011
	($)	($)
Bank loans	4,028,362	2,276,233
Finance lease obligations	9,909,520	5,319,036
Secured notes due to related parties	3,123,466	3,124,437
Convertible secured notes due to related parties	3,968,892	3,970,105
	21,030,240	14,689,811
Less: current portion
Bank loans	(2,451,930)	(435,733)
Finance lease obligations	(1,944,520)	(1,468,561)
Secured notes	(203,202)	(217,984)
Convertible secured notes	(258,200)	(276,983)
	(4,857,852)	(2,399,261)

	16,172,388	12,290,550

Bank loans

During the year ended May 31, 2010, the Company entered into a $115,700 bank loan for the purchase of vehicles which is due in May 2013. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $3,733 per month including annual interest of 10%.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.2 million for the payment of advances to suppliers of heavy equipment for its subsidiary Panama Desarrollo de Infraestructuras, S.A. (“PDI”). The loan is collateralized by a cash term deposit that earns interest at 5% per annum. The total amount approved for this facility is $2.5 million. The Company has $2.3 million in term deposits with an expiration date of longer than one year in order to secure these arrangements.

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility will be used for the acquisition of heavy equipment by Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility will accrue interest at LIBOR rate plus spread of 3.75%, with a minimum of 6.50%. The mentioned equipment will serve as collateral throughout the amortization period (four years) and will be registered with the Public Registry of the Republic of Panama.

During the six months ended November 30, 2011, Petaquilla Gold S.A. entered into a working capital credit facility with Lafise Bank of Panama in the amount up to $2 million. This credit facility will accrue 7.75% per annum and the term of each loan within the credit facility will be 180 days.

Finance lease obligations

A Credit Line Leasing Facility with Global Bank is required for heavy equipment acquisitions by PDI. The total amount of this facility is $10 million at 6.25% per annum. At November 30, 2011 there is a remaining credit line balance of approximately $3 million available upon which the Company may draw (May 31, 2011 - $4.3 million).

During June 2011, a total of $1.3 million was subscribed to by Petaquilla Gold S.A., a subsidiary of the Company, from Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") to supply heavy equipment.

During October 2011, PDI entered into two capital lease arrangements with Caterpillar Financial for the purchase of certain mining equipment in order to expand its production capacity at Molejon Gold Mine. These two capital leases amount to a total of $2.6 million and will accrue interest at 6% per annum during the period of five years to maturity.

Secured notes

During the years ended May 31, 2008 and 2009, the Company issued 60,000 secured notes (the “Notes”) with an aggregate principal amount of $60,000,000. The notes bear interest at an annual rate of 15%. Each Note has 382 share purchase warrants attached which entitle the holder to purchase one common share for each warrant at CAD$0.65 for the warrant period ending May 21, 2013. The Company has the option to require early exercise of these options should the closing price of the Company’s common shares on the TSX be CAD$1.00 or more for a period of 30 consecutive trading days.

On October 1, 2008, the Company issued an additional 20,000 Notes under the indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of share purchase warrants attached. These Notes did not include any warrants.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. The holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is fair-value-through-profit and loss.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Under the terms of the Indenture, because the Company was not able to make certain scheduled repayments in 2010, an event of default occurred and the Notes became due on demand at the option of the Notes holders or the Trustee. During the year ended May 31, 2011, the Company entered into a Forward Gold Purchase Agreement with Deutsche Bank as is described in Note 11. As part of the Forward Gold Purchase Agreement, the Notes holders were required to enter into an inter-creditor agreement with the Company which prevents the Notes holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied.

At November 30, 2011, the Notes have been adjusted to their fair value of $3,123,466 using a discount rate of 10.18% (at May 31, 2011, the Notes were adjusted to their fair value of $3,124,437 using a discount rate of 10.18%).

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

Convertible secured notes

On March 25, 2009, the Company issued $40 million of convertible secured notes (“Convertible Notes”). The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into one common share at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is fair-value-through-profit and loss.

Under the terms of the Indenture, because the Company was not able to make certain scheduled repayments in 2010, an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Notes holders or the Trustee. During the year ended May 31, 2011, the Company entered into a Forward Gold Purchase Agreement with Deutsche Bank as is described in Note 11. As part of the Forward Gold Purchase Agreement, the Convertible Notes holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Notes holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied.

At November 30, 2011, the Convertible Notes have been adjusted to their fair value of $3,968,892 using a discount rate of 10.18% (at May 31, 2011, the Convertible Notes were adjusted to their fair value of $3,970,105 using a discount rate of 10.18%).

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Convertible Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

10.	OTHER LIABILITIES

	November 30,	May 31,
	2011	2011
	($)	($)
Community support obligation	7,647,926	8,128,089
	7,647,926	8,128,089
Less: current portion
Community support obligation	(1,351,423)	(1,424,290)
	(1,351,423)	(1,424,290)

	6,296,503	6,703,799

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Community support obligation

Upon adoption of IFRS at June 1, 2010, the Company has determined it has a constructive obligation with respect to future community support payments. The Company has recognized a liability for the present value of the estimated future payments and will recognize accretion expense due to a passage of time.

11.	DEFERRED REVENUE

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45 million. Under the terms of the Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is only allowed to exercise this right no more frequently than twice in total during the term of the Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2012 to 2016	Total ounces of gold	Total value of gold
		($)

Total delivery requirements remaining for fiscal year 2012	7,035	4,749,812
Total delivery requirements for fiscal year 2013	17,820	12,031,508
Total delivery requirements for fiscal year 2014	17,235	11,636,534
Total delivery requirements for fiscal year 2015	10,800	7,291,823
Total delivery requirements for fiscal year 2016	3,600	2,430,608
	56,490	38,140,285
Less: current portion	(15,945)	(10,765,566)
	40,545	27,374,719

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank, an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

As of November 30, 2011, the Company had delivered 10,160 ounces under the terms of the Agreement and had an obligation to deliver 56,490 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at November 30, 2011, $10,765,566 and $27,374,719 represent the fair value of the current and long-term remaining ounces, respectively, to be delivered under the Agreement.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the three and six months ended November 30, 2011, the Company recognized $2,248,935 and $4,496,685 respectively of the deferred income in the consolidated statement of operations and comprehensive gain.

12.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $10,339,101 at November 30, 2011, which reflects payments that are expected to be made during fiscal 2016 and 2017 (the present value at May 31, 2011 was $9,630,851).

The undiscounted value of this liability, the cash flow required to settle this obligation, is approximately $10,218,214 at November 30, 2011 (May 31, 2011 - $10,218,214). An inflation rate assumption of 1.91% has been used to estimate future costs (2010 – 1.69%). A discount rate of 2.74% (2010 – 2.71%) was used in determining the initial present value. A discount rate of 1.90% was used in determining the present value at November 30, 2011. Accretion expense of $128,165 has been charged to the consolidated statement of operations and comprehensive income for the six months ended November 30, 2011 (six months ended November 30, 2010 - $66,359) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2010	4,816,121
Accretion expense included in finance costs	133,632
Revision in estimates and liabilities incurred	4,681,098

Balance at May 31, 2011	9,630,851
Accretion expense included in finance costs	128,165
Revision in estimates and liabilities incurred	580,085

Balance at November 30, 2011	10,339,101

13.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At November 30, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At November 30, 2011, there were 221,519,593 common shares issued and outstanding (May 31, 2011 – 176,429,501). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity for movement in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (Note 6), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

A summary of share option transactions is as follows:

		Weighted
		Average
		Exercise
	Number	Price
	of Shares	(CAD$/option)
Outstanding at June 1, 2010	8,224,370	0.75
Granted	1,295,000	0.91
Exercised	(593,750)	0.38
Expired	(786,000)	0.54
Forfeited	(743,350)	0.50
Outstanding at May 31, 2011	7,396,270	0.74
Granted	3,357,313	0.16
Exercised	(100,000)	0.17
Expired	(118,800)	0.26

Outstanding at November 30, 2011	10,534,783	0.57
Exercisable at May 31, 2011	5,870,645	0.74
Exercisable at November 30, 2011	9,924,158	0.55

The following table summarizes information about share options outstanding at November 30, 2011:

Number of Share
Options Outstanding	Exercise Price	Expiry Date

762,262	CAD $1.05	January 15, 2012
755,208	CAD $2.01	January 15, 2012
100,000	CAD $2.25	June 20, 2012
50,000	CAD $2.49	July 12, 2012
309,102	$0.60	January 20, 2013
1,350,000	$0.14	May 6, 2013
426,073	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 15, 2015
510,000	CAD $1.11	December 21, 2015
1,222,138	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016

10,534,783

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted as separate grants with different vesting periods and fair values. Share-based payments of $249,144 were recognized during the six months ended November 30, 2011 with a corresponding increase to share-based payments reserve (six months ended November 30, 2010 - $204,090).

On September 1, 2011, to effect the acquisition of Iberian (Note 6), the Company granted 3,357,313 common share purchase options, with fair value of $2,071,124. $165,154 of the value was recognized as share based payments expense for the six months ended November 30, 2011.

Share purchase warrants

Upon adoption of IFRS at June 1, 2010, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39, Financial Instruments: Recognition and Measurement. As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. At November 30, 2011 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $7,607,123 (May 31, 2011 - $11,064,020). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the six months ended November 30, 2011 was a gain of $3,456,898 (year ended May 31, 2011 - loss of $107,353). The fair value of share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

As at November 30, 2011, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,553,800)	0.65
Balance at May 31, 2011	48,334,647	1.36
Issued	1,511,248	0.17
Exercised	(272,976)	0.23
Expired	(9,424,605)	1.54

Balance at November 30, 2011	40,148,314	1.28

At November 30, 2011, share purchase warrants were outstanding and exercisable as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Number of Warrants
Outstanding	Exercise Price	Expiry Date
2,100,042	CAD $0.85	May 21, 2012
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.10	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

40,148,314

Finder’s stock options

As at November 30, 2011, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	-	-
Issued	1,568,748	1.00
Balance at May 31, 2011	1,568,748	1.00

Balance at November 30, 2011	1,568,748	1.00

At November 30, 2011, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was $1,029,331. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions of: share price of CAD$1.08, expected life of 3 years, volatility of 93%, a risk-free interest rate of 1.92% and zero dividends.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

14.	FINANCE EXPENSE

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	($)	($)	($)	($)

Interest income	36,092	24,043	79,848	29,372
Foreign exchange gain (loss)	20,301	(184,725)	1,441	(211,362)
Accretion of closure and reclamation provision	(62,769)	(33,293)	(128,165)	(66,359)
Accretion of community support obligation	(24,795)	(50,034)	(65,506)	(101,772)
Interest on long-term debt and finance lease obligations	(119,932)	(174,739)	(199,639)	(250,405)
	(151,103)	(418,748)	(312,021)	(600,526)

15.	NON-OPERATING EXPENSES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	($)	($)	($)	($)

Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest (Note 6)	2,146,356	-	2,146,356	-
Mark-to-market gain (loss) on share purchase warrants (Note 13)	3,952,532	(11,766,993)	3,456,898	(11,760,204)
(Loss) gain from equity investment (Note 6)	(53,974)	-	(485,104)	104,937
Mark-to-market loss on secured notes and convertible secured notes	(385,941)	(6,636,778)	(351,733)	(9,555,138)
	5,658,973	(18,403,771)	4,766,417	(21,210,405)

16.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	($)	($)	($)	($)
Earnings (loss) per share
Basic	0.03	(0.18)	0.06	(0.23)
Diluted	0.03	(0.18)	0.06	(0.23)

Net income (loss)	8,897,052	(23,333,310)	13,866,450	(29,071,219)
Net income (loss) available (attributable) to common shareholders – basic	6,778,221	(23,333,310)	11,697,497	(29,071,219)
Net income (loss) available (attributable) to common shareholders - diluted	6,476,490	(23,333,310)	11,541,053	(29,071,219)

Weighted average number of shares outstanding
Weighted average number of shares outstanding - basic	215,865,927	127,176,855	196,043,789	126,230,783
Dilutive securities:
Share options	1,169,245	-	710,252	-
Warrants	4,623,218	-	3,347,547	-
Weighted average number of shares outstanding - diluted	221,658,390	127,176,855	200,101,588	126,230,783

For the three and six months ended November 30, 2011, exercisable common equivalent shares totaling 42,278,440 (consisting of share issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and shares issuable on the conversion of convertible secured notes) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

17.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the six months ended November 30, 2011 and 2010. Related party transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $548,975 to a company controlled by the Chairman (six months ended November 30, 2010 $464,000) for compensation related matters.

  The Company paid for goods and services provided to the Molejon mine of $307,977 (six months ended November 30, 2010 $90,367) to companies controlled by the Chairman.

  The Company paid fees of $26,000 for services (six months ended November 30, 2010 $Nil) to a company controlled by a Director.

At November 30, 2011, excluding related party Notes and related party Convertible Notes (Note 9), $36,006 was owed to related parties (May 31, 2011 $126,858).

Note 6 provides a description of the Iberian Resources Corp. (“Iberian”) transaction. As noted, Iberian is a related party to the Company by virtue of common management and directors.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

18.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Office lease	84,400	36,700	24,525	-	-
Obligation under financing lease	2,506,225	2,506,225	2,506,225	3,887,153	-
Secured notes	455,411	455,411	455,411	3,449,896	-
Convertible secured notes	578,672	578,672	578,672	4,383,641	-
Long-term debt	565,531	542,303	514,975	685,638	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	720,000	-
Community support obligation (1)	-	-	-	720,000	2,160,000
Forward gold purchase agreement (2)	10,765,566	12,031,508	9,266,692	6,076,519	-
Closure and reclamation obligation	-	-	-	-	10,339,101

	16,395,805	17,590,819	14,786,500	19,922,847	12,499,101

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

(2)	As described in Note 11, the Company has an obligation to the Deutsche Bank for a certain amount of ounces of gold in the future.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	Six months	Six months
	ended	ended
	November 30,	November 30,
	2011	2010
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	50,107	166,329
Asset retirement obligation	(580,085)	-
Mineral property, plant and equipment financed;through payables	2,655,880	7,309,757
Mineral property, plant and equipment acquired through credit line facility and capital leases	6,072,467	-
Depreciation allocated to ending inventory	236,358	53,921
Depletion allocated to ending inventory	486,090	227,397

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

	Six months	Six months
	ended	ended
	November 30,	November 30,
	2011	2010
	($)	($)
Change in non-cash working capital items:
Increase in receivables, prepaids and other	(1,413,224)	(907,202)
(Increase) Decrease in inventory	(7,691,892)	(1,440,292)
Increase in accounts payable and accrued liabilities	10,066,360	6,200,593
Decrease in deferred revenue	(4,496,624)	44,562,500
Decrease in other liabilities	(720,000)	(600,000)

Net change in non-cash working capital	(4,255,380)	47,815,599

Cash and cash equivalents of $3,087,482 at November 30, 2011 ($5,712,792 at May 31, 2011) represent only cash.

20.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the six months ended November 30, 2011 would have been an increase in cost of sales of approximately $1.1 million should the legislation be enacted and applied retroactively.

b)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

c)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

21.	SEGMENTED INFORMATION

The Company’s reportable operating segments are individual mine operations, mine development projects or exploration properties, being Panama properties, Iberia properties and Corporate. Each operation, project or exploration property is managed and reports information separately to the Company's Chief Operating Decision Maker ("CODM"). The Company's CODM is its Chief Executive Officer.

The corporate segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, treasury and finance and corporate administration.

The Company’s non-current assets by geographic location are as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

	November 30,	May 31,
	2011	2011
	($)	($)

Panama	115,062,636	102,927,754
Iberia	36,150,163	4,911,488
Canada (Corporate)	1,111,475	1,354,547

Non-current assets	152,324,724	109,193,789

The Company’s net income (loss) by geographic location is as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	($)	($)	($)	($)

Panama	6,471,971	459,504	13,641,220	(1,130,741)
Iberia	(1,681,135)	-	(1,939,596)	-
Canada (Corporate)	1,987,385	(23,792,814)	265,873	(27,940,478)

Total net income (loss) for the period, attributable to common shareholders	6,778,221	(23,333,310)	11,967,497	(29,071,219)

22.	SUBSEQUENT EVENTS

Subsequent to the six months ended November 30, 2011:

a)	1,517,470 share options expired unexercised.

b)	70,000 common shares were repurchased by the Company, at share prices ranging from CAD$0.56 to CAD$0.57.

23.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company adopted IFRS on June 1, 2011 with a transition date of June 1, 2010. As stated in Note 2, these interim consolidated financial statements are prepared in accordance with IAS 34. Presented below is a reconciliation to IFRS of equity and net loss of the Company from those previously reported under Canadian GAAP for the three and six months ended November 30, 2010. There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

The Canadian GAAP and IFRS statements of equity as at November 30, 2010 have been reconciled as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

		As at
		November 30, 2010
		($)

Equity as reported under Canadian GAAP		(28,280,959)
IFRS adjustments:
Reclassification of share purchase warrants from equity to liabilities	(f)	(9,909,903)
Re-measurement of unvested stock options	(g)	(104,686)
Reclassification to share capital on exercise of share purchase warrants	(f)	4,046,930
Reclassification of conversion feature from equity to liability	(e)	(495,121)
Eliminate cumulative translation adjustment to deficit		6,733,242
Adjustments to deficit (table following)		(14,197,391)
		(13,926,929)

Equity as reported under IFRS		(42,207,888)

		As at
		November 30, 2010
		($)
IFRS adjustments impacting deficit:
Eliminate cumulative translation adjustment to deficit		6,733,242
Impact of change in functional currency of subsidiaries	(a)	(4,797,692)
Impact of unwinding the discount of provision for closure and reclamation due to passage of time, net of amortization of related asset	(b)	519,114
Re-measurement of unvested stock options	(g)	104,686
Re-measurement of share purchase warrants at fair value	(f)	(5,101,140)
Re-measurement of conversion liability at fair value	(e)	(4,104,356)
Recognition of and change in community support obligation	(d)	(7,137,433)
Capitalization of borrowing costs	(h)	110,750
Impact of componentization of mineral property, plant and equipment	(i)	(629,499)
Difference in treatment of non-controlling interests	(j)	104,937

Net adjustments to deficit		(14,197,391)

The Canadian GAAP and IFRS statements of total comprehensive income for the three and six months ended November 30, 2010 have been reconciled as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

		Three months	Six months
		ended	ended
		November 30,	November 30,
		2010	2010
		($)	($)

Comprehensive income as reported under Canadian GAAP		(7,107,701)	(13,286,264)
IFRS adjustments:
Impact of change in functional currency of subsidiaries	(a)	(281,915)	(520,074)
Impact of unwinding the discount of provision for closure and reclamation due to passage of time, net of amortization of related asset	(b)	20,766	48,989
Re-measurement of unvested stock options	(g)	63,944	75,803
Re-measurement of share purchase warrants at fair value	(f)	(11,766,993)	(11,760,204)
Re-measurement of conversion liability at fair value	(e)	(4,595,497)	(4,343,384)
Recognition of and change in community support obligation	(d)	249,966	498,228
Capitalization of borrowing costs	(h)	84,120	110,750
Difference in treatment of non-controlling interests	(j)	-	104,937
		(16,225,609)	(15,784,955)

Comprehensive income as reported under IFRS		(23,333,310)	(29,071,219)

(a)	Change in Functional Currency of subsidiaries

Under IAS 21, the functional currency of several of the Company’s subsidiaries was determined to be U.S. dollars from inception of these subsidiaries. Under Canadian GAAP, prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations were translated to the Canadian dollar for presentation purposes until February 28, 2009. As of March 1, 2009, the functional currency of the Company was determined to be U.S. dollar and under Canadian GAAP the value of property, plant and equipment, mineral properties, and certain other balances was re-measured and the resulting impact was charged to other comprehensive income (“OCI”). Under IAS 21, the entries to OCI were reversed to bring the impacted balances back to the original U.S. dollar values and any associated expense such as depreciation or depletion was recalculated from March 1, 2009 on these original dollar values taking into consideration actual activity in the period.

(b)	Provision for closure and reclamation

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for reclamation and closure has been re-measured as at the date of transition which increased the reclamation asset and the reclamation obligation. At May 31, 2011, the Company determined a new estimate of provision for closure and reclamation under Canadian GAAP. An increase to the provision and related asset is required under IFRS related to the different discount rate applicable under IFRS.

(c)	Change in depletion, depreciation and accretion

The re-measurement of the provision for closure and reclamation under IAS 37 resulted in an increase in the related reclamation asset, which resulted in an increase in the amount of depletion recognized against the asset under IFRS. Under IFRS, accretion is considered to be a finance charge and not an operating expense. Accretion has been reduced to zero and the recalculated amount of finance cost to be recognized due to a passage of time has been was been recorded. In addition, as a result of the foreign currency treatment described in note (a) above, depreciation,

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

amortization and depletion on property, plant and equipment and mineral properties have increased as they are based on revised amounts.

(d)	Community Support Obligation

Under IAS 37, the Company has determined it has a constructive obligation with respect to future community support payments. The Company must measure the fair value of this liability at each reporting date at its present value. This present value is accreted as finance cost and is recognized due to a passage of time.

(e)	Convertible Senior Secured Notes Conversion Feature

Under IAS 32, Financial Instruments – Presentation, (“IAS 32”), a contract that will or may be settled in the Company’s own equity instruments which is not at a fixed number of the Company’s own equity instruments is classified as a financial liability. Under IAS 32, the conversion option is considered a derivative as the Company will be required to provide a variable number of shares in its own equity should a holder decide to exercise the conversion option. Accordingly, the conversion feature is recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

(f)	Share Purchase Warrants

At June 1, 2010, the Company had 33.7 million non-brokers share purchase warrants outstanding with C$ exercise prices included in equity. Under IAS 39, Financial Instruments - Recognition and Measurement, share purchase warrants issued with exercise prices denominated in a currency other than the functional currency of the entity are classified and presented as derivative liabilities and measured at fair value. Accordingly the carrying amount of all non-broker share purchase warrants were reclassified from equity to non-current liabilities and re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. The share purchase warrant liability has been re-measured each period end with the difference to mark-to-market gain (loss) on share purchase warrants.

Transaction costs related to warrants classified as derivatives are expensed under IFRS as opposed to an offset to the warrants equity balance under Canadian GAAP. Transaction costs associated with share purchase warrants of $1,912,458 were expensed during the third quarter of fiscal 2011.

(g)	Re-measurement of share-based compensation expense

As allowed by Canadian GAAP, the Company made a single fair value estimate for all tranches included in a given grant of share purchase options, recognized share-based payments on a graded vesting schedule and recognized the impact of actual forfeitures as they occurred. Under IFRS 2, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Furthermore, forfeitures have to be estimated and incorporated in measurement of stock-based compensation. This has resulted in differences in the amount of share-based payment expense that recognized under IFRS with corresponding adjustments to share-based payment reserve (contributed surplus under Canadian GAAP).

(h)	Borrowing costs

Under IAS 23, the Company capitalizes interest on qualifying assets. Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. Borrowing costs are capitalized to Mineral property, plant and equipment.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

(i)	Componentization of mineral property, plant and equipment

Under Canadian GAAP, the Company followed a practice of depreciating plant and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment, (“IAS 16”) requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The company reviewed componentization of its mineral property, plant and equipment, and identified certain additional components. Retroactive application of IAS 16 resulted in a decrease in the carrying amounts of mineral property, plant and equipment and an increase in accumulated deficit.

(j)	Non-controlling interests and dilution gains

Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and shareholders’ equity in the statement of financial position and the non-controlling interests’ share of income (loss) were deducted in calculating net income (loss) and comprehensive income of the entity. Under IFRS, the non-controlling interests’ share of the net assets is included in equity and their share of the comprehensive income is allocated directly to equity. Under Canadian GAAP dilution gains are recorded within the statement of operations. Under IFRS dilution gains which do not lead to a loss of control are recorded as an equity transaction. For the year ended May 31, 2011 this resulted in an increase to net loss of $449,572 and a corresponding increase to equity in relation to dilution gains recorded under Canadian GAAP.